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                                                                      EXHIBIT 12

                            DELPHI AUTOMOTIVE SYSTEMS

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES




                                                                 YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------------------------
                                               2000          1999           1998            1997            1996
                                               ----          ----           ----            ----            ----
                                                                      (DOLLARS IN MILLIONS)
  Pre tax income (loss)                       $ 1,667      $ 1,721       $  (266)         $   259        $ 1,112
  Earnings of non-consolidated affiliates         (87)         (44)          (55)             (27)           (57)
  Cash dividends received from
      non-consolidated affiliates                  13           21             1               12             11
  Portion of rentals deemed to be interest         47           44            37               42             43
  Interest and related charges on debt            183          132           277              287            276
                                              -------      -------       -------          -------        -------
      Earnings available for fixed charges    $ 1,823      $ 1,874       $    (6)         $   573        $ 1,385
                                              =======      =======       ========         =======        =======


  Fixed charges:
  Portion of rentals deemed to be interest    $    47      $    44       $    37          $    42        $    43
  Interest and related charges on debt            183          132           277              287            276
                                              -------      -------       -------          -------        -------
      Total fixed charges                     $   230      $   176       $   314          $   329        $   319
                                              =======      =======       =======          =======        =======

      Ratio of earnings to fixed charges          7.9         10.6           N/A              1.7            4.3
                                               ======       ======        ======           ======         ======


    Fixed charges exceeded earnings by $320 million for the year ended December 31, 1998, resulting in a ratio of less than one.

    Our earnings available for fixed charges for the years ended December 31, 1998, 1997 and 1996 were impacted by a number of special items which management views as non-recurring in nature. The special items included charges for divestitures, asset impairments and postemployment benefits payable under contractual agreements, as well as the impact of work stoppages at certain GM and Delphi locations. Excluding the impact of these special items, our ratio of earnings to fixed charges would have been 4.6, 6.3 and 7.0 for the years ended December 31, 1998, 1997 and 1996, respectively. For more information on special items and work stoppages, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."